(Securities Code 7203)
June 18, 2024
To All Shareholders:
President Koji Sato
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at the 120th Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the 120th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports were made on the business review, consolidated and unconsolidated financial statements for FY2024 (April 1, 2023 through March 31, 2024), and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2024.

Resolutions:

Toyota Motor Corporation (“TMC”) Proposals
Proposed Resolution 1:	Election of 10 Members of the Board of Directors

Approved as proposed. The following 10 persons were elected and have assumed their positions as Members of the Board of Directors:

Akio Toyoda, Shigeru Hayakawa, Koji Sato, Hiroki Nakajima, Yoichi Miyazaki, Simon Humphries, Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono.

Proposed Resolution 2:	Election of 1 Audit & Supervisory Board Member

Approved as proposed. The following person was elected and has assumed her position as an Audit & Supervisory Board Member:

Hiromi Osada

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Approved as proposed. The following person was elected as a Substitute Audit & Supervisory Board Member:

Kumi Fujisawa

Kumi Fujisawa is a Substitute Outside Audit & Supervisory Board Member for George Olcott, Catherine O’Connell or Hiromi Osada.

Shareholder Proposal

Proposed Resolution 4:	Partial Amendments to the Articles of Incorporation (Issuing annual report on the alignment with climate-related lobbying activities and the goals of the Paris Agreement)

This proposal was disapproved.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 3 persons were elected as Members of the Board of Directors with special titles and assumed their respective positions.

Chairman of the Board of Directors Akio Toyoda, Vice Chairman of the Board of Directors Shigeru Hayakawa and President Koji Sato were elected and assumed their positions as Representative Directors.

Chairman of the Board of Directors	Akio Toyoda	Full-time Audit & Supervisory Board Member	Masahide Yasuda

Vice Chairman of the Board of Directors	Shigeru Hayakawa	Full-time Audit & Supervisory Board Member	Katsuyuki Ogura

President, Member of the Board of Directors	Koji Sato	Full-time Audit & Supervisory Board Member	Takeshi Shirane

Member of the Board of Directors	Hiroki Nakajima	Audit & Supervisory Board Member	George Olcott

Member of the Board of Directors	Yoichi Miyazaki	Audit & Supervisory Board Member	Catherine O’Connell

Member of the Board of Directors	Simon Humphries	Audit & Supervisory Board Member	Hiromi Osada

Member of the Board of Directors	Ikuro Sugawara

Member of the Board of Directors	Sir Philip Craven

Member of the Board of Directors	Masahiko Oshima

Member of the Board of Directors	Emi Osono
[Operating Officers]

President Chief Executive Officer	Koji Sato

Executive Vice President Chief Technology Officer	Hiroki Nakajima	Chief Risk Officer Chief Compliance Officer	Jun Nagata

Executive Vice President Chief Financial Officer Chief Competitive Officer	Yoichi Miyazaki	Chief Branding Officer	Simon Humphries

Chief Executive Officer, North America Region	Tetsuo Ogawa	Chief Production Officer	Kazuaki Shingo

Chief Executive Officer, China Region	Tatsuro Ueda

[Fellow]

Executive Fellow	Takeshi Uchiyamada	Senior Fellow	Masashi Asakura

Executive Fellow Oyaji	Mitsuru Kawai	Senior Fellow Chief Information & Security Officer	Keiji Yamamoto

Executive Fellow Banto	Koji Kobayashi	Senior Fellow Chief Sustainability Officer	Yumi Otsuka

Executive Fellow	Shigeki Tomoyama	Senior Fellow	James Kuffner

Chief Scientist and Executive Fellow for Research	Gill A. Pratt

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. TMC assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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